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    Destiny Media Technologies
     1040-1055 W. Hastings St.
  Vancouver, BC CANADA V6E 2E9
              (t) 604.609.7736
              (f) 604.609.0611
                  www.dsny.com
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February 23, 2005

Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. USA
20549

Dear Ms Collins:

Re:    Destiny Media Technologies Inc.
       Form 10-KSB for the year ended August 31, 2004
       File No. 000-28259

We are writing in response to your letter dated February 15, 2005 requesting additional information pursuant to our annual Form 10-KSB for the year ending August 31, 2004.

We provide our comments below each question.

1. "As stated on page 4, "The Company announced a license agreement with the Universal Music Group in June 2004, which included a requirement for further customization." Are customizations of software frequent? Tell us how you considered paragraph 74 of SOP 97-2 and SOP 81-1 in accounting for arrangements that require further customizations and consider expanding your footnote disclosures in future filings as appropriate to include your accounting policy for such arrangements."

    Customization of our Pirate Radio and Clipstream (TM) suites of products are rare, but when they do occur, a development specification, timeline and cost is established. Development fees are billed separately and in addition to the license fee as established in our price list. Revenue associated with the customization is recognized upon acceptance of the development work.

    When we licensed the MPE(TM) software system to Universal Music Group in May, 2004, it did not have all of the functionality that they or any other music label would require. The new features that they suggested were necessary required extensive development (over 2000 hours), but were required to get industry adoption of the technology. Features included a new user interface, extensive list management and reporting, enhanced security and integrated CD burning capabilities.

    These modifications were not typical and further modification should not be required as other labels adopt the system. UMG agreed to fund this development work by providing an advance against future transaction fees.

    Development of the MPE(TM) system was completed and the system started generating transaction revenue subsequent to year end when UMG began using the system commercially. The advance to fund development was not recognized as revenue for the year ended August 31, 2004 but will be recognized as it is recouped against usage.

    Destiny  will  consider  expanding  the  disclosure   of   our   revenue
    recognition policy in this regard as appropriate and as the details of our agreements are known and established.

2. "As stated on page 6, "The content owner purchases a code key from us which enables the content to play." Tell us how you considered paragraph 24 and 25 of SOP 97-2 in the use authorization codes related to software distribution and consider expanding your footnote disclosures in future filings as appropriate."

    In considering paragraphs 24 and 25 of SOP 97-2, it is our policy to recognize revenue associated with a particular software program only after the relevant code key is provided. The Clipstream(TM) code key is a mechanism that locks the software to a customer's website to protect against unauthorized use of the technology. Without a valid code key for that particular website, the software will not function. In some circumstances, a demonstration code key that automatically expires after a short evaluation period is provided, but no revenue is recognized.

    In most cases, a code key is not provided until payment has been received. Occasionally, payment terms are provided following an appropriate approval process. Where Destiny experiences undo delay in the receipt of payment for code keys provided, Destiny pursues collection of the outstanding invoice.

3. "We note from your disclosures on page 11 that you charge your reseller partners an annual fee that buys them varying levels of support and service from the Company. Tell us what types of support and services are included in such contracts and tell us how you account for such fees. Are any considerations given to the resellers? Tell us and consider expanding your note disclosures in future filings as appropriate to include your revenue recognition policy for partner fees collected and your accounting policy for any considerations provided to resellers. Refer to EITF 01-9 and SAB 104."

    The annual fee we charge Clipstream (TM) resellers gives them a license to the software for promotional purposes on their own site and a purchase discount level. At the higher discount level, we provide presales support to their customers during the year similar to the level of presales support we provide to our own customers. Partnership revenue was approximately $20,000 USD for the year ended August 31, 2004. The fees associated with the annual partnership revenue are recognized as agreed and when the code key is issued for demonstration purposes on their site. As such, our revenue for a fiscal year will represent one year's partnership revenue.

    No additional consideration is provided to the resellers. We will consider expanding the disclosures associated with partnership revenue as appropriate.

4. "Tell us and disclose how you determine VSOE for multi-element arrangements. Specifically, describe the process you use to evaluate the various factors that effect your VSOE and address the issue that if your VSOE various from customer to customer, how you can reasonably estimate fair value. Tell us which transactions are considered multi-element arrangements. Explain what you mean by your disclosures on page 28 that "to date, evidence of fair value for each element has not been available on sales arrangements". Has the company established VSOE for its multi-element arrangements? If not, explain why you include a discussion of these arrangements in your revenue recognition policy."

    The VSOE for our Clipstream(TM) suite of products is determined from an established price list. All of our end user sales follow this established price list and the majority of our sales end on the provision of a code key that unlocks the software to the customer's website. No additional post sale maintenance or support is implied, nor is it provided. The majority of our sales do not involve a multi-element. The VSOE does not vary from customer to customer.

    We consider agreements associated with the sale of Clipstream(TM) to our resellers and to our clients who require maintenance agreements, encoding services, development work or hosting services as our multi-element sales arrangements.

    As our price for these licenses is consistent with our price list provided in our single element sales, we believe we have established a VSOE for sales with multi-elements. Destiny will consider modifying the wording regarding VSOE on future discussions of our revenue recognition policy.

5. "We note from your disclosures on page 10 that you offer software on an annual or unlimited basis. Tell us more about your annual licenses and your "unlimited" licenses and the respective maintenance agreements that you offer them. Compare and contrast the differences in these license arrangements. Explain when you recognize revenue for each type of arrangement. For your term licenses and your perpetual licenses, clarify whether maintenance is included in the initial license fee, and if so, clarify the period covered in the initial arrangement. Also, clarify when maintenance must be renewed, the terms of the renewal and the respective renewal rates for each type of arrangement."

    Only the Clipstream(TM) suite of software products is available on a timed basis. This allows some customers to better manage their cash flow. In this case, the code key stops working and the software locks at the end of the period that the customer has paid for.

    No post sales support is implied nor is it provided in either the unlimited or annual case.

    Revenue associated with the sales of licenses for our Clipstream (TM) suite of products is recognized consistent with our discussion above in response to question number 2 (i.e. upon delivery of the relevant code key).

    Revenue associated with maintenance agreements is recognized ratably over the term of the agreement. Revenue associated with partnership fees is recognized consistent with the discussion above in response to question 3 (i.e. upon issuance of a code key for demonstration purposes on the reseller's site).

    Occasionally, encoding services are provided to clients. Encoding services are priced per video as per our price list. These services represent approximately 2% of our revenue and the relevant revenue is recognized at the time the encoding service is provided. Generally, the time frame associated with this service is very short (i.e. a few hours) and would coincide with the provision of the license for which the encoding was required. No further service is implied or provided.

    Revenue associated with hosting services is recognized at the time the hosting service is provided and is typically over a very short period of time such as for a live video event. Hosting services are priced based the bandwidth required to provide the hosting service and follow a guideline independent of the price charged for the Clipstream(TM) license. Hosting services would account for less than 5% of our total revenue.

    There is no ongoing maintenance or other consideration provided to the customer. When ongoing maintenance is required, we enter into a separate maintenance agreement with pricing determined independently from the provision of the Clipstream(TM) license.

    Maintenance is typically renewed at the expiry of the relevant maintenance agreement. The price associated with the new agreement is typically the price of the former agreement adjusted for the needs of the client and inflation.

* * * * *



Destiny Media Technologies * 1040-1055 West Hastings St. * Vancouver, B.C. *
                                   V6E 2E9
           (t) 604.609.7736 *  (f) 604.609.0611 * www.dsny.com

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The company is aware of its responsibilities to accurately report its financial position. Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Security and Exchange Commission. Management acknowledges that staff comments reflected these filings do not absolve the company from this responsibility.


Yours truly,





Steve Vestergaard,
Chief Executive Officer
Destiny Media Technologies





Destiny Media Technologies * 1040-1055 West Hastings St. * Vancouver, B.C. *
                                   V6E 2E9
            (t) 604.609.7736 *  (f) 604.609.0611 * www.dsny.com